SUB-ITEM 77D:	Policies with respect to security
 investments.


	Effective February 25, 1999, each of the
Registrant's investment portfolios are permitted to purchase securities from underwriting syndicates in which an officer, director, member of an advisory board, investment advisor or sub-advisor of a particular portfolio or employee of the Registrant or in which a person of which any such officer, director, member of any advisory board, investment advisor or sub-advisor of the particular portfolio or employee is an affiliated person participates as a syndicate manager or member, pursuant to procedures approved by Registrant's Board of Trustees which are reasonably designed to ensure that any such purchases will comply with the provisions of Rule 10f-3 under the
 Investment Company Act of 1940 ("Act").